[redacted]

03032703

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

October 2, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is the Interim Report 2003, of Flughafen Wien AG, which has been published by the Company since our last submission of September 12, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

FILE NO.
82-3907

EUROPE'S BEST ADDRESS

vie Vienna International Airport



Interim Report 2003
Flughafen Wien AG

FILE NO.
82-3907

Key Figures for the First Six Months 2003

Industry Indicators	1-6/2003	Change in %	1-6/2002
MTOW[1] (in tonnes)	2,490,225	5.9	2,350,468
Passengers	5,697,380	3.1	5,525,521
Transfer passengers	1,929,580	1.1	1,908,624
Flight movements	93,812	4.6	89,718
Cargo (air cargo and trucking, in tonnes)	82,480	12.5	73,334

Financial Indicators (Amounts in T€, except employees)	1-6/2003	Change in %	1-6/2002
Total turnover	167,129.6	9.3	152,957.1
EBIT	51,530.8	-12.8	59,096.9
EBIT margin[2] in %	29.4	-21.7	37.5
EBITDA margin[3] in %	41.7	-18.1	50.9
Net profit for the period	36,796.5	16.3	43,936.4
Cash flow from operating activities	62,137.6	68.0	36,990.3
Equity	554,374.9	4.1	532,790.9
Capital expenditure[4]	35,554.5	30.9	27,153.7
Employees at the end of the period[5]	2,763	5.6	2,617

Notes:

1) MTOW: Maximum take-off weight for aircraft
2) EBIT margin (earnings before interest and taxes) = EBIT / Operating income
3) EBITDA margin (earnings before interest, tax, depreciation and amortisation) = EBIT + Depreciation / Operating income
4) Tangible and intangible assets
5) Number of employees at the end of the period weighted by working time, inc. apprentices and employees on leave (maternity, military, etc.), excl. members of the Management Board and managing directors

Financial Calender

Announcement of Third Quarter Results 2003: 13 November, 2003

Information on Flughafen Wien Shares

Share price in EUR on 30.6.2003:	31.65
Market cap (in EUR mill.) on 30.06.2003:	664.67
Index weighting (ATX) in %:	3.87

Ticker Symbols

Reuters:	VIEV.VI
Bloomberg:	FLUG AV
Datastream:	O:FLU
ÖKB-WKN:	091180
ÖTOB:	FLU
ADR:	VIAAY

The VIE Share is traded on following stock exchanges

Vienna, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

Vienna International Airport

Letter to our Shareholders



Dear Ladies and Gentlemen,

__Vienna International Airport was able to recover faster than expected from the downturn in traffic caused by the war in Iraq and SARS, and also record above-average growth. According to Airport Council International the number of passengers at major European airports rose by only 0.9% in the first half of 2003, while Vienna International Airport achieved an increase of 3.1% for this period.

__During the first six months of 2003, turnover rose by 9.3%. Compared to the same period last year, profit declined by 16.3% to EUR 36.8 million. The settlement of pension claims in 2002 and the subsequent non-recurring reversal of EUR 19.9 million in pension provisions created a one-time effect last year. Without this non-recurring item, profit for the current period would have increased by 19.5%.

__The implementation of our marketing strategy proved successful. In spite of a drastic reduction in flights to specific destinations in Asia - for example, the temporary discontinuation of connections to Peking - long-haul flights to the Far East closed the reporting period with an increase of 1.2% in passenger volume over the first half of 2002. Vienna International Airport was also able to further strengthen its position as the most important hub for travel to Eastern Europe. During the second quarter, the flight schedule was expanded to include three new destinations. Vienna International Airport remains the market leader with 39 destinations in the emerging countries of Eastern Europe. We intend to further develop connections to these two key regions - Eastern Europe and Far East –with targeted marketing campaigns.

__We reached another important milestone during the first half of 2003 in the mediation process with neighbouring residents. The first-step contract, which was signed by nearly all partners in the mediation process, establishes important measures to protect neighbouring residents from avoidable noise. The implementation of these measures - primarily new take-off and landing routes – will bring an improvement for 50,000 people. All measures have been chosen so as to avoid a reduction in capacity.

__Data from the month of July shows a continuation in the recovery of traffic at Vienna International Airport. Major infrastructure investments (air traffic control tower, office park) are currently being implemented and will lead to an improvement in our earning power. Plans are also in progress for the necessary expansion of capacity.

We would like to thank our shareholders and customers for their confidence and trust in Vienna International Airport. Our thanks also go out to all employees for their commitment in the service of their company, its customers and shareholders.

Yours sincerely,
The Management Board

Mag. Herbert Kaufmann Member of the Board and Speaker	**Ing. Gerhard Schmid** Member of the Board	**Dr. Kurt Waniek** Member of the Board

Status Report

The Development of Air Traffic in Europe

__During the first six months of 2003, the war in Iraq and the pulmonary disease SARS had a strong influence on commercial air travel throughout the world. Asian carriers, in particular, took a majority of their flights off the market. These factors also had a wide-ranging effect on the operating environment in Europe. According to information provided by Airport Council International for the first half of 2003, European airports recorded only a minimal increase of 0.9% in the number of passengers over the comparable period last year. During the first six months of 2002 air travel was still weakened by the events of 11 September, and the above dynamics further slowed the hoped-for recovery in traffic.

The Development of Traffic in Vienna

__Vienna was able to detach itself from the negative impact of recent global events more successfully than other airports. The number of passengers rose 3.1% in the first six months of 2003. Maximum take-off weight (MTOW) was 5.9% higher, and flight movements increased by 4.6%. The worldwide crisis had a marked effect on transfers, but Vienna International Airport was still able to record a 1.1% increase in this segment for the first six months. Cargo volumes also showed solid development, rising by 12.5% compared to the same period last year.

__Passenger volume in scheduled European traffic was driven by the growing number of low-cost carriers operating to and from Vienna. During the first half-year, these airlines carried roughly 300,000 passengers. They are also the primary reason for the growth in travel to West European destinations, which increased by 6.3%. The rising number of low-cost carriers is also reflected in the data recorded for individual destinations. The number of passengers travelling to the primary destinations served by these airlines underscores this success: Berlin + 49.9%, Hamburg + 58.9% and Cologne + 184%.

__Long-haul traffic increased by 3.5% versus the same period last year, with Bangkok replacing Washington as the most popular destination. Despite a reduction in the frequency of flights to selected destinations in Asia, the total number of passengers travelling to the Far East rose by 1.2%. Growth in traffic to Tokyo (+ 11.6%), Sydney (+ 29.8%) and Osaka (+ 13.0%) offset a decline to destinations such as Peking, where flights were temporarily cancelled and later reintroduced (– 58.1%).

__In charter traffic, Antalya ranked first ahead of Mallorca, Heraklion and Rhodes. The number of passengers travelling to Antalya declined, but the other three destinations recorded growth rates between 18% and 37%.

Turnover

__The growth in turnover for the first six months of 2003 reflects the waning impact of 11 September, but also the slowing effect of SARS on international traffic. Turnover rose by 9.3% to EUR 167.1 million during the reporting period.

__The Airport Segment turnover increased by 17.8% to EUR 76.3 million. This growth was supported by stronger traffic during the first six months as well as a tariff increase introduced in agreement with the airlines to finance the Baggage Reconciliation System.

__The Handling Segment recorded an increase of 4.5% in turnover to EUR 52.4 million, which was primarily driven by growth in single services (aircraft de-icing). Flight movements rose 2.4% and cargo volumes increased by 12.5%, while average market share declined from 93.8% in the comparable prior year period to 91.8% for the first half of 2003.

__The Non-Aviation Segment reported a 0.9% rise in turnover to EUR 38.3 million. This growth was a result of added revenue from the rental of the Cargo North facility as well as higher income from parking, security services, fuel sales, and the transportation of handicapped persons.

Earnings

__Profit for the second quarter of 2003 increased by 24.1% versus the second quarter of 2002, to EUR 20.3 million. This growth was the result of a EUR 3.4 million rise in turnover (+ 4.2%) as well as the reversal of provisions, which were in part offset by a slight increase in operating expenses (+ 0.9%). Income before interest and taxes rose 33.9% to EUR 28.1 million. Profit before tax increased 30.2% from the comparative period to EUR 30.8 million.

__Earnings before interest and taxes (EBIT) declined 12.8% to EUR 51.5 million in the first half of 2003 because of non-recurring items recorded in 2002. The EBIT margin of 29.4% reached the 2001 level, after an increase in 2002 that was caused by extraordinary income.

__Financial results for the first half of the year declined by EUR 2.1 million to EUR 4.2 million. This decline resulted primarily from non-recurring income on the sale of financial assets in 2002, a reduction in net financing costs due to the lower level of interest rates on capital and money markets, and a reduction in investment volume.

__Earnings before tax (EBT) therefore showed a decrease of 14.8% to EUR 55.8 million.

__The Flughafen Wien Group recorded a decline of 16.3% in net profit from the first half in 2002 to EUR 36.8 million. The settlement of pension claims in 2002 and a subsequent EUR 19.9 million reversal of provisions for pensions created a non-recurring effect. Without this non-recurring item, profit for the period would have increased by 19.5% because of the growth in turnover.

Financial, Asset, and Capital Structure

__Higher profit before tax, amortisation and depreciation – excluding the non-recurring impact from the partial non-cash reversal of provisions for pensions in 2002 – as well as a smaller decrease in accrued liabilities and lower income tax payments in 2003 supported a EUR 25.1 million growth in net cash flow from operating activities to EUR 62.1 million for the first half of 2003.

__Higher capital expenditure led to an EUR 8.1 million increase in cash outflows from investing activities to EUR -34.1 million.

__Negative cash flow from financing activities in the first half of 2003 and 2002 resulted primarily from the distribution of dividends.

__Non-current assets increased by 1.7% to EUR 609.4 million as a result of capital expenditure. Investments in intangible assets and plant, property and equipment amounted to EUR 35.6 million for the first six months of 2003 (first six months of 2002: EUR 27.2 mill.). The sale of the holding in the Spanish CR Aeropuerto S.L. for EUR 1.4 million was the main cause for the decline in financial assets.

__Current assets decreased by 7.5% to EUR 166.7 million from the level as of 31 December 2002. Cash and cash equivalents declined by EUR 16.9 million as a result of cash outflows totalling EUR 17.0 million (dividend payment: EUR 42.0 mill.).

__Equity declined 1.0% to EUR 554.4 million. Net profit for the first half of 2003 equalled EUR 36.8 million, and the dividend distribution for 2002 amounted to EUR 42.0 million. The equity ratio was 71.4 (year-end 2002: 71.8%).

__Non-current liabilities increased by 1.1% to EUR 104.4 million following the addition to provisions for employee-related expenses (severance compensation, pensions, service anniversary bonuses, part–time work for older employees).

__Current liabilities rose by a slight 0.9% to EUR 117.2 million.

Corporate Spending

__Investments in intangible assets and property, plant and equipment rose 30.9% to EUR 35.6 million for the first six months of 2003. Projects included planning for expansion of the Skylink Terminal and Office Park, drainage equipment for Runway 16/34, the construction of international bus gates, and purchases for the hold baggage screening system.

Outlook

__The encouraging development of traffic in July 2003 – passengers + 6.0%, flight movements + 3.9% and maximum take-off weight + 3.3% – lead to expectations of a lasting recovery in air travel for Vienna International Airport.

__During the first six months of 2003, 12 new destinations were added to Vienna's flight schedule. Donetsk, Lemberg and Podgorica extend the direct flight offering, which now includes a total of 40 major cities in the developing regions of Eastern and Southeast Europe.

__Construction has started on the new air traffic control tower, which is scheduled for completion at the end of 2004 and has already been leased to Austro Control GmbH. Work has also commenced on the 26,000 m2-large Office Park. The new international bus gates will soon be completed, and will increase passenger capacity. In addition, preparatory work for the City Airport Train (CAT) has entered the intensive stage. Starting in December 2003, the CAT will travel between Vienna's City Centre and Vienna International Airport in 16 minutes. The CAT will also offer passengers the opportunity to check in their baggage at the "Wien-Mitte" station.

__All the above projects will lead to an improvement in our earning power.

Segments

Airport

__Turnover in the Airport Segment increased by 17.8% to EUR 76.3 million supported by higher traffic volume during the first six months of this year and an increase in passenger tariffs that will be used to finance the Baggage Reconciliation System. Segment earnings improved 16.4% to EUR 36.7 million.

Handling

__Turnover in the Handling Segment rose 4.5% to EUR 52.4 million, primarily as a result of higher traffic and an increase in selected services (de-icing).

Flight movements show a decline in turnover with the Austrian Airlines Group, and growth with Lufthansa (DLH), Malaysian (MAS), air cargo companies, and especially the low-cost carriers. Contracts were concluded with all low-cost carriers new to Vienna: Air Berlin, Germanwings, Germania Express, and British Airways City Express. Average market share was 91.8% for the first six months of 2003 (first half of 2002: 93.8%). A clear plus was recorded in cargo turnover (cargo volume +12.5%, thereof trucking + 27.2 through relocation of the Lufthansa hub for Southeast Europe to Vienna). Segment earnings fell 42.3% to EUR 8.8 million because of the prior year cost reduction triggered by the particularly strong impact of the non-recurring reversal of pension provisions in this personnel-intensive area.

Non-Aviation

__Turnover in the Non-Aviation Segment rose 0.9% to EUR 38.3 million. Increases were recorded in Cargo North rentals, parking and VIAS security services, whereas declines were registered in telecommunications services and duty-free shops. The 35.9% drop in segment earnings to EUR 13.4 million is also a result of the prior year cost reduction triggered by the non-recurring reversal of pension provisions.

FILE NO.
82-3907

Interim Financial Report - First Six Months 2003 according to IAS/IRFS
Flughafen Wien AG

Consolidated Income Statement in T€	1-6/2003	1-6/2002	Change
Turnover	**167,129.6**	**152,957.1**	**9.3%**
Other operating income	8,140.3	4,477.4	81.8%
Operating income	**175,269.9**	**157,434.4**	**11.3%**
Cost of materials and services	-10,754.9	-8,979.2	19.8%
Personnel expenses	-71,669.5	-47,577.4	50.6%
Amortisation of intangible assets and depreciation of fixed assets	-21,519.7	-21,024.3	2.4%
Other operating expenses	-19,795.1	-20,756.7	-4.6%
Income before interest and taxes (EBIT)	**51,530.8**	**59,096.9**	**-12.8%**
Income from investments, excl. associates at equity	-26.6	0.0	n.a.
Net financing costs	3,980.8	5,313.5	-25.1%
Other income from financing activities	708.0	1,067.8	-33.7%
Financial results, excl. associates at equity	4,662.2	6,381.3	-26.9%
Income from associates at equity	-421.9	0.0	n.a.
Financial results	**4,240.3**	**6,381.3**	**-33.6%**
Profit before tax (EBT)	**55,771.1**	**65,478.2**	**-14.8%**
Taxes on income	-18,885.7	-21,538.9	-12.3%
Minority interest	-88,9	-2.8	n.a.
Profit for the period	**36,796.5**	**43,936.4**	**-16.3%**
Earnings per share (in €)	1.75	2.09	-16.3%

Consolidated Income Statement in T€	4-6/2003	4-6/2002	Change
Turnover	**85,765.4**	**82,345.2**	**4.2%**
Other operating income	6,366.2	2,104.6	202.5%
Operating income	**92,131.6**	**84,449.8**	**9.1%**
Cost of materials and services	-4,302.3	-4,399.1	-2.2%
Personnel expenses	-37,389.5	-35,723.5	4.7%
Amortisation of intangible assets and depreciation of fixed assets	-10,879.0	-10,723.4	1.5%
Other operating expenses	-11,477.3	-12,629.6	-9.1%
Income before interest and taxes (EBIT)	**28,083.5**	**20,974.3**	**33.9%**
Income from investments, excl. associates at equity	9.2	0.0	n.a.
Net financing costs	2,032.8	2,723.0	-25.3%
Other income from financing activities	708.0	-8.0	n.a.
Financial results, excl. associates at equity	2,750.0	2,715.0	1.3%
Income from associates at equity	15.1	0.0	n.a.
Financial results	**2,765.1**	**2,715.0**	**1.8%**
Profit before tax (EBT)	**30,848.6**	**23,689.3**	**30.2%**
Taxes on income	-10,512.0	-7,205.5	45.9%
Minority interest	5.2	-91.9	-105.6%
Profit for the period	**20,341.8**	**16,391.9**	**24.1%**
Earnings per share (in €)	0.97	0.78	24.4%

FILE NO.
82-3207

Interim Financial Report- First Six Months 2003 according to IAS/IFRS
Flughafen Wien AG

Consolidated Balance Sheet in T€	30.6.2003	31.12.2002	Change
Assets			
Intangible assets	4,165.0	4,118.5	1.1%
Property, plant and equipment	524,832.6	510,901.6	2.7%
Associates - at equity	32,673.8	33,738.6	-3.2%
Other financial assets	32,250.5	33,277.7	-3.1%
Non-current receivables	118.6	181.3	-34.6%
Deferred tax assets	15,379.6	16,799.4	-8.5%
Non-current assets	**609,420.1**	**599,017.1**	**1.7%**
Inventories	2,076.8	2,188.6	-5.1%
Current receivables and other current assets	42,392.4	38,974.6	8.8%
Cash and cash equivalents	122,265.5	139,156.7	-12.1%
Current assets	**166,734.8**	**180,319.9**	**-7.5%**
Assets	**776,154.9**	**779,337.1**	**-0.4%**
Equity and Liabilities			
Share capital	152,670.0	152,670.0	0.0%
Share premium	117,657.3	117,657.3	0.0%
Retained earnings and reserves	284,047.5	289,581.8	-1.9%
Equity	**554,374.9**	**559,909.1**	**-1.0%**
Minority interest	**224.4**	**135.5**	**65.6%**
Non-current provisions	94,675.0	93,011.2	1.8%
Other non-current liabilities	9,680.9	10,169.0	-4.8%
Non-current liabilities	**104,355.8**	**103,180.2**	**1.1%**
Current provisions	75,217.0	69,172.3	8.7%
Current financial liabilities	3.9	3,049.8	-99.9%
Trade payables	17,591.5	23,264.7	-24.4%
Other current liabilities	24,387.4	20,625.4	18.2%
Current liabilities	**117,199.8**	**116,112.3**	**0.9%**
Equity and Liabilities	**776,154.9**	**779,337.1**	**-0.4%**

Consolidated Cash Flow Statement in T€	1-6/2003	1-6/2002	Change
Net cash flows			
from operating activities	62,137.6	36,990.3	68.0%
from investing activities	-34,091.6	-26,003.6	31.1%
from financing activities	-45,045.9	-44,153.2	2.0%
Change in cash and cash equivalents	**-16,999.9**	**-33,166.4**	**-48.7%**
Addition to / - Reversal of revaluation reserve for securities	49.0	-2,990.3	-101.6%
Currency translation adjustments	59.7	0.0	n.a.
Cash and cash equivalents at beginning of period	139,156.7	172,370.1	-19.3%
Cash and cash equivalents at end of period	**122,265.5**	**136,213.4**	**-10.2%**

Consolidated Statement of Capital and Reserves in T€	1-6/2003	1-6/2002	Change
Balance on 1.1.	**559,909.1**	**532,418.6**	**5.2%**
Dividend payment for prior year	-42,000.0	-39,900.0	5.3%
Profit for first six months	36,796.5	43,936.4	-16.3%
Other changes	-330.8	-3,664.0	-91.0%
Balance on 30.6.	**554,374.9**	**532,790.9**	**4.1%**

Segment Results in T€	1-6/2003	1-6/2002	Change
Airport			
Segment turnover*	76,308.7	64,768.3	17.8%
Segment profit	36,693.3	31,531.0	16.4%
Handling			
Segment turnover*	52,408.3	50,158.2	4.5%
Segment profit	8,793.3	15,252.5	-42.3%
Non-Aviation			
Segment turnover*	38,282.1	37,926.9	0.9%
Segment profit	13,362.7	20,838.7	-35.9%

* external turnover

Published by: Flughafen Wien AG, Communications · Postbox 1, A-1300 Wien-Flughafen, Telephone: +43/1/7007-22103, Telefax: +43/1/7007-23806
Investor Relations: Robert Dusek, Telephone: +43-1-7007-23126, Telefax: +43/1/7007-23058 e-mail: n@viennaairport.com, investor-relations@viennaairport.com · http://www.viennaairport.com · DVR: 008613 · Commercial Register: FN 42984 m · District Court of Korneuburg
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